TO CONRAIL SHAREHOLDERS:

     Norfolk Southern's offer is 18% higher.

     CSX is offering inferior value - $93.14 per share, which is about $17 per share less than Norfolk Southern's offer.*

                   It's a $110 all-cash offer for all shares.

     CSX is trying to coerce Conrail shareholders with its inferior, front-end loaded proposal.

                        It protects shareholders' rights.

     CSX is tendering now for only 19.9% of the Conrail shares, and then will use those shares to try to swing the vote to "opt out" of the Pennsylvania law protecting shareholders' rights.

                           It's free of market risks.

     CSX wants Conrail shareholders to bear significant market risk. You would have to wait until the back-end merger, which is subject to conditions and could take a year or longer, to receive 60% of the consideration. This would be paid in CSX stock, with no downside protection if the stock declines in price.

                         It's free of regulatory risks.

     CSX wants Conrail shareholders to take significant regulatory risk. You would have to wait for Surface Transportation Board approval (if it comes) before receiving 60% of your consideration.

                    It doesn't include any sweetheart deals.

     CSX is giving Conrail's CEO a 5-year contract with a more than 50% jump in his base salary, and a guarantee that he will be the next Chairman and CEO of CSX.

     * Based on the closing price of CSX common stock on November 11, 1996.


               Now Ask yourself, who's making the "hostile" offer:
                            Norfolk Southern or CSX?

     Here's How You Can Help Yourself and Protect Your Conrail Investment:

     * Vote NO on Norfolk Southern's GOLD proxy card on Conrail's pro-posals to "opt out" of Pennsylvania's Fair Value Statute and to adjourn the special meeting.

     *    Tender into Norfolk Southern's superior offer.

     *    Write to the Conrail Board and ask it why:

          -- It wants Conrail to pay $580 million in breakup fees--$6.35 per share -- to protect CSX's inferior offer.

          -- It doesn't take actions to remove its own roadblocks to the Norfolk Southern offer.

          -- It is trying to force the inferior CSX deal on Conrail's shareholders.

            [Graphic:  Box with checkmark above the words "VOTE NO"]

                             [Norfolk Southern Logo]

     Important:     If you have any questions, please call our solicitor,
                    Georgeson & Company Inc. toll free at 1-800-223-2064.
                    Banks and brokers call 212-440-9800.

     November 13, 1996